

March 22, 2011

via U.S. mail and facsimile

Edward Bernstein, Chief Executive Officer
Propell Corporation
305 San Anselmo Avenue, Suite 300
San Anselmo, CA 94960

>   **RE:**   **Propell Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed April 15, 2010**
>   **File No. 000-53488**

Dear Mr. Bernstein:

We have reviewed your response letter dated March 7, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K/A for the Fiscal Year Ended December 31, 2009

General

1. We note your response to comment one in our letter dated February 10, 2011; however, we reissue the comment in part. In future filings, please file your Section 302 certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, do not add or remove words or phrases, such as the addition of "U.S." in paragraph 4(b) or the removal of "fiscal" in paragraph 4(d).

Executive Compensation, page 22

2. We note your response to comment four in our letter dated February 10, 2011 and your revised disclosure; however, we reissue the comment in part. Please explain to us how you determined the number of stock options granted to each of Messrs. Bernstein, Scapatici, and Wallace in 2009. In your discussion of employment agreements on page 24, we note that these agreements provide Mr. Bernstein with a grant of 500,000 options and Messrs. Scapatici and Wallace with grants of 125,000 options. However, according to the Outstanding Equity Awards Table on page 23, it appears that Mr. Bernstein received 100,000 stock options, Mr. Scapatici received 150,000 stock options, and Mr. Wallace received 125,000 stock options on June 16, 2009. To the extent that Messrs. Bernstein, Scapatici, and Wallace did not receive stock options in accordance with their employment agreements, please explain why the stock option awards differed from the amounts specified in the employment agreements.

Amendment No. 2 to Form 10-Q/A for the Fiscal Quarter Ended June 30, 2010

Exhibits 31.1 and 31.2 – Section 302 Certifications

3. We note your response to comment 10 in our letter dated February 10, 2011; however, we reissue the comment in part. In future filings, please file your Section 302 certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, please do not replace "registrant" with "small business issuer" in paragraph 5(a).

Amendment No. 2 to Form 10-Q/A for the Fiscal Quarter Ended September 30, 2010

Consolidated Results of Operations for the nine months ended September 30, 2010 and September 30, 2009, page 13

4. Please explain why the change in your September 30, 2010 revenues was partially attributed to the discontinued businesses given that ASC of ASC 205-20-45-3 requires that the revenues and expenses of discontinued operations be reclassified out of continuing operations. Furthermore, please provide the disclosures required by ASC 205-20-50-1. If you determine your presentation in your September 30, 2010intermim financial statements was not in compliance with the above guidance, it appears you will need to amend your filing to correct this error.

Note 4 – Website Assets, page F-10

5. In your response letter dated January 13, 2011 you state that you are not amortizing costs related to your website asset of $501k as of December 31, 2009 because you presently believe that the website has an indeterminable useful life.

ASC 350-30-35-4 clarifies that the term indefinite does not mean the same as infinite or indeterminate. This guidance also states that the useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon – that is, there is no foreseeable limit on the period of time over which it is expected to contribute to your cash flows. In light of this, it does not appear your website asset is indefinite lived when considering the frequent advancements in computer technology.

Furthermore, in your response letter dated March 7, 2011 you state that once you have determined a finite useful life for the website asset that you will begin amortizing the costs in accordance with ASC 350-40-35-4. ASC 350-30-35-6 states if an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. Given this, please provide to us a schedule that amortizes your website asset over your best estimate of its useful life for each period presented. If you determine a restatement is not required please provide to us your materiality assessment that supports your conclusion. Refer to ASC 250-10-S99 for guidance.

6. We note that you reported negative working capital and cash flows from operating activities, losses from operations and an accumulated deficit for the 2 years ended December 2009 and for the nine months ended September 30, 2010. Please tell us the factors you considered in concluding your asset wasn't impaired given the identified negative factors.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief